Exhibit 23.1
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in this Registration Statement of KushCo Holdings, Inc. on Form S-8 of our report dated November 10, 2020, with respect to our audits of the consolidated financial statements of KushCo Holdings, Inc. as of August 31, 2020 and 2019 and for the years ended August 31, 2020 and 2019 appearing in the Annual Report on Form 10-K of KushCo Holdings, Inc. for the year ended August 31, 2020.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases, due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective September 1, 2019, using the modified retrospective approach.

/s/ Marcum LLP

Marcum LLP
Costa Mesa, CA
February 10, 2021